SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel Distribuição's Grid Market increased by 5.6% in 2021

COPEL (“Company”), a company that generates, transmits, distributes and sells power, hereby communicates to its shareholders and the market in general the performance of Copel’s energy market in 4Q21 and in the accumulated of 2021.

Distribution

Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all of the free customers existing in its concession area, grew by 5.6% in energy consumption in 2021 and 0.5% increase in 4Q21 compared to the same period of the previous year.

These results are mainly due to the growth of the free market, impacted by (i) the good performance of industrial production in Paraná, which recorded a 10.6% growth in energy consumption, with the sectors that contributed the most to this growth were the manufacture of food products, manufacture of wood, paper and cellulose products; and (ii) commercial consumption, both in retail and wholesale, with growth of 5.0%.

In the fourth quarter of 2021, there was a deceleration in the growth percentage of Copel's grid market. This slowdown is mainly due to the bonus created by the Federal Government through the Incentive Program for the Voluntary Reduction of Electric Energy Consumption, whose purpose of encouraging consumers to reduce their energy consumption affected practically all classes of consumption, culminating in the 2.2% reduction in energy consumption in the captive market when compared to the same period in 2020.

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Captive Market

Energy sales to the captive market by Copel Distribuição totaled 4,892 GWh in 4Q21, a reduction of 2.2% compared to the same period of the previous year. The reasons that contributed to this reduction, in addition to the aforementioned Incentive Program for the Voluntary Reduction of Electric Energy Consumption, are presented below.

The residential class presented a reduction of 3.3%, also reflecting the relaxation of the social isolation measures implemented due to the Covid-19 pandemic, and the consequent resumption of on-site activities, culminating in the reduction of average consumption in the quarter by 5.6%. Year-to-date, the residential class recorded growth of 2%.

The industrial class recorded a drop of 6.6% in the period from October to December 2021, given the migration of customers to the free market, especially the manufacturing of food products.

The commercial class consumed 1,094 GWh in 4Q21, with an emphasis on the 41.1% growth in consumption of education-related activities and 12% for associative organizations, partially offset by the migration to the free market of wholesale customers and a 9.1% reduction in electricity consumption in financial services activities.

The rural class recorded a 4.5% drop in energy consumption in 4Q21, given the migration of large customers to the free market.

The other classes (public authorities, public lighting, public services and own consumption) totaled 601 GWh between October and December 2021, an increase of 4.8%, motivated, in part, by the return to in-site activities and services in public buildings. The 12.5% reduction in the number of customers of the group is mainly due to the re-registration/census of public lighting poles.

The following chart demonstrates energy consumption by consumption class in 2021:

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Generation

The volume of energy sold by Copel Geração e Transmissão (including energy from FDA and BVE, but excluding TPP Araucária) reached 4,358 GWh in 4Q21, an increase of 5.4% compared to the same period of the previous year. In 2021, the volume of energy sold was 17,328 GWh, an increase of 9%. Total energy sold by wind farms in 4Q21 was 663 GWh, an increase of 3.8% and, in the year, total energy sold was 1,991 GWh, an increase of 2.4%.

TPP Araucaria

In 4Q21, there was a reduction in the dispatch of TPP Araucária due to the improvement in hydrological conditions. The plant generated 360 GWh in the period from October to December 2021, a reduction of 55% compared to the same period of the previous year. For the year, the plant's generation reached 2,195 GWh, an increase of 79% compared to 2020.

Source: CCEE ¹ Value of generation accounted for with losses from the CCEE.

Trading

Copel Mercado Livre

In the fourth quarter of 2021, the volume of energy sold by Copel Mercado Livre increased by 85.3% compared to 4Q20, due to the 55.4% growth in free consumers and 88.0% growth in bilateral agreements. In the year, Copel Mercado Livre grew 48.1% in the volume of energy sold.

Copel’s Consolidated Market

The total energy sold by Copel, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre in all markets, reached 16,799 GWh in the fourth quarter of 2021, representing a growth of 16.6%, and 60,677 GWh in the accumulated of 2021, a growth of 12.8%.

The following table presents Copel's total energy sales, segmented between Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

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Curitiba, February 7, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 07, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.